


02033904

5-1-02


RECD S.E.C.
MAY 1 2002
070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: May 1, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President



Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA ELECTS BOARD OF DIRECTORS AND ADOPTS BY-LAW AMENDMENTS

Mexico City, April 30, 2002-- Grupo Televisa, S.A. (NYSE: TV) today announced that its shareholders elected the Company's Board of Directors and Executive Committee at today's annual shareholders meeting, as follows:

Members of the Board

Emilio Azcárraga Jean	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee – Grupo Televisa.
María Asunción Aramburuzabala Larregui	Vice Chairwoman of the Board and Member of the Executive Committee – Grupo Televisa and Member of the Executive Committee of Grupo Modelo.

In alphabetical order:

Juan Abelló Gallo	President of Grupo Torreal, Spain.
Alfonso de Angoitia Noriega	Executive Vice President and Chief Financial Officer – Grupo Televisa.
Julio Barba Hurtado	Prosecretary of the Board; Director of Grupo Televicentro and Legal Advisor to the Presidence – Grupo Televisa.
José Antonio Bastón Patiño	Corporate Vice President of Television – Grupo Televisa.
Ana Patricia Botín O'Shea	Private Investor.
Manuel Jorge Cutillas Covani	Director of Bacardi Limited.
Jaime Dávila Urcullu	Executive Vice President – Grupo Televisa.

Carlos Fernández González	Chief Executive Officer and Vice President of the Board of Grupo Modelo.
Bernardo Gómez Martínez	Deputy to the Presidence – Grupo Televisa.
Claudio X. González Laporte	Chairman and Chief Executive Officer of Kimberly-Clark de México and President of the Mexican Business Council.
Roberto Hernández Ramírez	Chairman of the Board of Banamex-Citibank (México).
Enrique Krauze Kleinbort	Chief Executive Officer of Editorial Clío.
Germán Larrea Mota Velasco	Chairman of the Board of Grupo México.
Gilberto Perezalonso Cifuentes	Private Advisor.
Alejandro Quintero Iñiguez	Corporate Vice President of Sales and Marketing – Grupo Televisa.
Fernando Senderos Mestre	Chief Executive Officer of Desc.
Enrique F. Senior Hernández	Executive Vice President and Managing Director of Allen & Company Inc.
Lorenzo H. Zambrano Treviño	Chairman of the Board and Chief Executive Officer of Cemex.

Messrs. Herbert Allen III, Alberto Montiel Castellanos, José Luis Fernández Fernández , and Juan G. Mijares Dávalos, among others, have been appointed as alternate members of the Board.

Members of the Executive Committee

Emilio Azcárraga Jean	Chairman of the Board, President and Chief Executive Officer and President of the Executive Committee – Grupo Televisa.
María Asunción Aramburuzabala Larregui	Vice Chairwoman of the Board and Member of the Executive Committee – Grupo Televisa; and Member of the Executive Committee of Grupo Modelo.

In alphabetical order:

Juan Pablo Andrade Frich	Asset Manager.
Alfonso de Angoitia Noriega	Executive Vice President and Chief Financial Officer – Grupo Televisa.
Julio Barba Hurtado	Prosecretary of the Board; Director of Grupo Televicentro and Legal Advisor to the Presidence – Grupo Televisa.
José Antonio Bastón Patiño	Corporate Vice President of Television – Grupo Televisa.
Jaime Dávila Urcullu	Executive Vice President- Grupo Televisa.

Bernardo Gómez Martinez	Deputy to the Presidence – Grupo Televisa.
Alejandro Quintero Iñiguez	Corporate Vice President of Sales and Marketing – Grupo Televisa.

The shareholders meeting also approved amendments to the Company's by-laws in respect to the amendments to the Mexican Securities Market Law passed recently by Congress, including:

a) The provision that 25% of the members of the Board of Directors must be independent.

b) The creation of an independent Audit Committee that, among other matters, will review transactions with affiliates. The majority of the members of such committee will be independent members of the Board.

Additionally, the Board must now approve transactions that are out of the ordinary course of business between the Company involving (i) a related party, (ii) a purchase or sale that represents 10% or more of our assets, (iii) the granting of guarantees exceeding 30% of our assets and (iv) other transactions representing more than 1% of our assets. Finally, a provision has been included in the by-laws whereby any future acquisition which results in the ownership of 10% or more of our voting stock must be approved by the Board of Directors or the shareholders, subject to certain exceptions. In the case of competitors of the Company, this percentage will be 5% of our capital stock. This by-law provision also incorporates certain rules recently issued by the Mexican Banking and Securities Commission intended to protect minority shareholders.

The shareholders also approved the issuance of Series A shares in an aggregate amount of up to 4.5% of the Company's capital stock to fund the Company's Long Term Retention Plan. The Company expects to issue these shares this year to a Trust, which will be established for the implementation of the Plan. The Company estimates that the shares issued to the Trust will become vested over a period of approximately 10 years through grants of options, restricted stock and other arrangements. The Company intends that the first awards will be granted as stock options or other similar arrangements to key personnel in the first quarter of 2003, with vesting beginning in three years and exercise periods of two years following vesting. Therefore, a portion of the first options may be exercised by the beneficiaries starting in year 2006, and no awards will be exercisable after five years from the date granted. The price to be paid by the Plan will be the higher of (i) the equivalent of US$60 dollars per ADR or (ii) the market price of the shares at the date of issuance As required by Mexican Law and subject to other applicable securities laws, preemptive rights in respect of the shares to be issued will be granted to shareholders, irrespective of the series of stock they hold, at the same price as the price being offered to the Plan. The Company believes that awards under the Plan will be an important tool for compensating key personnel by further aligning their interests with those of the shareholders, while promoting the retention of important employees.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

# # #

Grupo Televisa, S.A. Av. Vasco de Quiroga 2000 C.P. 01210 México, D.F

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999